Filed by Action Products International, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NewMarket Technology, Inc.

SEC File No.: 000-27917

Action Products International, Inc. and NewMarket Technology, Inc. Ron Kaplan CEO, Action Products International, Inc. Philip Verges CEO, NewMarket Technology, Inc.

"SAFE HARBOR STATEMENT"
UNDER THE PRIVATE
SECURITIES LITIGATION
REFORM ACT OF 1995
This presentation contains forward-looking statements that involve risks and uncertainties. The statements in this release are forward-
looking statements that are made pursuant to safe harbor provision of the Private Securities Litigation Reform Act of 1995. Actual
results, events and performance could vary materially from those contemplated by these forward-looking statements. These
statements involve known and unknown risks and uncertainties, which may cause NewMarket's and Action Product’s actual results in future periods to differ materially from results expressed or implied by forward-looking statements. These risks and uncertainties include, among other things, product demand and market
competition. You should independently investigate and fully
understand all risks before making investment decisions.

The NewMarket & Action Products Opportunity Background Strategic Objective Alternative Strategies Transaction Structure

Nature of Relationship Between
NewMarket and Action Products
Executed Non Binding Letter of Intent
There Exists NO
Final Mutually Agreed Definitive
Agreement
Subject to Continued Due Diligence by both
Parties
Subject to Definitive Terms that Could be
Substantially Different than Currently
Contemplated
Subject to Market Conditions (Changes in Share
Price of each Company)
Subject to Board and Shareholder Approval of
Respective Companies

Background
Combine General Technology Service Offering with
Industry-Driven Technology Incubation
Strategy
Top Line Technology Innovation Vision
NewMarket Technology, Inc.
Expand Consumer Product Business with Profit
Contribution to Parent Company
Strategy
Micro Consumer Product Innovation Vision
Action Products International, Inc.

NewMarket Technology, Inc
.
General Technology Services
- Microsoft, Cisco, Sun, Hyperion, Baan, SAP,
Oracle, Rohde and Schwarz …
Developing Economy Regional Focus
- South East Asia, China, South America
Industry Driven Technology Incubation
- Telecommunications, Healthcare, Security,
Finance, Consumer Products

Action Products International, Inc.
Develop Consistent On-Shelf Presence to
Maximize Product and Sales Investment
Improve “on-shelf” retailer ratings to exceed
leading retailers requirements
Improve economic engine and output
Create Technology Advantage
On-Line
Supply Chain
Profit Contributions to Parent Company

Strategic Objective
Improved Operation
-
NewMarket:
Prospective Clients)
-
Action Products:
Channels and Presence in International Emerging Markets
(China and South America)
- Streamlined Expenses
Improved Listing
- Institutional Support
- Regulatory Support
- NASDAQ Comparable P/S Ratio of 2.2
Improved Capital Structure
- Reduced Issued and Outstanding
- Reduced Security Overhang
Consumer Products Expansion (10,000 New B2B
Technology Partnership Expansion with Retail

Alternative Strategy NewMarket Upgraded Exchange Listing Application Organic Share Price Alignment Action Products Continue Stand Alone Public Company Consumer Product Strategy

Nature of Relationship Between
NewMarket and Action Products
Executed Non Binding Letter of Intent
There Exists NO
Final Mutually Agreed Definitive
Agreement
Subject to Continued Due Diligence by both
Parties
Subject to Definitive Terms that Could be
Substantially Different than Currently
Contemplated
Subject to Market Conditions (Changes in Share
Price of each Company)
Subject to Board and Shareholder Approval of
Respective Companies

Transaction Structure
Action Products’ Acquisition of
NewMarket Stock
- NewMarket Stock at $0.50 min pps
- Action Stock at $3.34 or Above, NewMarket
Stock at .15 Exchange Rate ($0.50 pps)
Action Products’ Warrants and Preferred
- Series A Preferred Option at $6.00 Par and
5 % Interest

Transaction Scenario
APII @ $2.00 and NMKT @ $0.30
NMKT Acquired @ $0.50
APII Exchanges 50 Million Shares for 200 Million NMKT
Shares
APII Issued and Out is 55 Million Shares
5 Million Warrants @ $3.25
NewCo Market Cap = $110 Million
APII Represents 9% of NewCo
NMKT Represents 91% of NewCo

Transaction Scenario
APII @ $3.34  and NMKT @ $0.30
Formula Exchange Rate (APII x .15)
$3.34 x .15 = $0.50 pps for NMKT
200 Million NMKT x .15 = 30 Million APII Shares
APII Issued and Out is 35 Million Shares
5 Million Warrants @ $3.25
NewCo Market Cap = $114 Million
APII Represents 14% of NewCo
NMKT Represents 86 % of NewCo

Transaction Scenario
APII @ $4.00  and NMKT @ $0.30
Formula Exchange Rate (APII x .15)
$4.00 x .15 = $0.60 pps for NMKT
200 Million NMKT x .15 = 30 Million APII Shares
5 Million Redeemed Warrants = $16 Million Cash
APII Issued and Out is 40 Million Shares
NewCo Market Cap = $160 Million
APII Represents 25% of NewCo
NMKT Represents 75% of NewCo

Transaction Scenario
APII @ $2.00  and NMKT @ $0.75
NMKT Acquired @ $0.75
APII Exchanges 75 Million Shares for 200 Million
APII Issued and Out is 80 Million Shares
5 Million Warrants @ $3.25
NewCo Market Cap = $160 Million
APII Represents 6% of NewCo
NMKT Represents 94% of NewCo

APII Series A Preferred
Action Products Shareholder Incentive
Limited Annual Dividend Opportunity
Reduced Issued and Out
Increased Share Price Potential
Increased Warrant Exercise Potential
Negligible Impact to NewCo Ownership
Percentages

Aligning Share Price
and
Structure For Growth
Current APII Market Cap = $10 Million
NMKT Market Cap Fully Diluted = $60 Million
Technology Service Comparables 2.2 Sales
Transaction Potential in Balance w/Comps
NewMarket $120 Million Forecast and
Potential for NewCo Appreciation

Strategic Objective
Improved Operation
-
NewMarket:
Prospective Clients)
-
Action Products:
Channels and Presence in International Emerging Markets
(China and South America)
- Streamlined Expenses
Improved Listing
- Institutional Support
- Regulatory Support
- NASDAQ Comparable P/S Ratio of 2.2
Improved Capital Structure
- Reduced Issued and Outstanding
- Reduced Security Overhang
Consumer Products Expansion (10,000 New B2B
Technology Partnership Expansion with Retail

Nature of Relationship Between
NewMarket and Action Products
Executed Non Binding Letter of Intent
There Exists NO
Final Mutually Agreed Definitive
Agreement
Subject to Continued Due Diligence by both
Parties
Subject to Definitive Terms that Could be
Substantially Different than Currently
Contemplated
Subject to Market Conditions (Changes in Share
Price of each Company)
Subject to Board and Shareholder Approval of
Respective Companies

Contact Information Investor Relations Rick Lutz, LC Group (404) 261-1196 lcgroup@mindspring.com Action Products International, Inc. www.apii.com NewMarket Technology, Inc. www.newmarkettechnology.com

Additional Information and Where to Find It:
Action Products International, Inc. and NewMarket Technology, Inc. intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction.
The joint proxy statement/prospectus will be mailed to the shareholders of Action Products and
NewMarket.  Shareholders of Action Products and NewMarket are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Action Products and NewMarket and the transaction.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Action Products and NewMarket with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.  In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Action Products contacting Action
Products Investor Relations, 1101 N. Keller Road, Suite E, Orlando, Florida 32810 or (407) 481-
8007. Investors and shareholders may obtain free copies of the documents filed with the SEC by
NewMarket by contacting NewMarket Investor Relations, 14860 Montfort Drive, Suite 210, Dallas,
Texas 75254 or (972) 386-3372. Investors and shareholders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.
Action Products and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Action Products and NewMarket in favor of the transaction.  A list of the names of Action Products' executive officers and directors, and a description of their respective interests in Action Products, are set forth in the proxy statement for Action Products' 2006 Annual Meeting of Shareholders, which was filed with the SEC on
September 1, 2006.  Investors and shareholders may obtain additional information regarding the interests of Action Products' executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.
NewMarket and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of NewMarket and Action Products in favor of the transaction.  A list of the names of NewMarket's executive officers and directors, and a description of their respective interests in NewMarket, are set forth in NewMarket's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2006.  Investors and shareholders may obtain additional information regarding the interests of NewMarket's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.